Exhibit 1

FOR RELEASE OCTOBER 28, 2004	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Financial Results
for the Third Quarter 2004

(Calgary, Alberta, Canada, October 28, 2004)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the third quarter ended October 2, 2004(1).

Revenues in the third quarter 2004 were CDN $13.8 million (US $10.4 million) compared to CDN $10.9 million (US $7.9 million) in the similar period a year ago.  The Company is reporting net income for the third quarter 2004 of CDN $2.9 million (US $2.2 million) or CDN $0.36 (US $0.27) per share – basic compared to a net income of CDN $1.7 million (US $1.2 million) or CDN $0.22 (US $0.16) per share – basic in the similar period a year ago.

Revenues in the nine months ended October 2, 2004 were CDN $39.6 million (US $29.7 million) compared to CDN $27.3 million (US $18.9 million) in the similar period a year ago.  The Company is reporting net income for the nine months ended October 2, 2004 of CDN $7.0 million (US $5.3 million) or CDN $0.88 (US $0.66) per share - basic compared to a net income of CDN $2.4 million (US $1.7 million) or CDN $0.31 (US $0.21) per share – basic, in the similar period a year ago.

“This quarter’s results represent our fourth consecutive quarter of record revenue and the highest quarterly net income from continuing operations in NovAtel’s history,” said Jon Ladd, President and CEO.  “Revenue for the quarter was driven by strong sales in our Special Applications as well as our Aerospace and Defence categories.  We believe we have laid a foundation for our revenue growth by focusing on a true OEM strategy of providing core precision positioning components and subsystems to a wide range of markets.  Additionally, our Q3 financial results were noticeably augmented due to hardware sales in the Aerospace and Defence category, which tend to rely on the timing of large government contracts.”

“In our Special Applications category, our third quarter 2004 revenue grew 32% year over year.  The majority of this year over year increase is attributable to shipments to our customer Leica Geosystems, increased product shipments into China, and higher revenue from the L1 product line we acquired in May of 2003 from CMC Electronics,” continued Ladd. “Demand for our precision positioning components and subsystems continues to be strong and is expected to be the long-term growth engine for NovAtel.”

“In our Aerospace and Defence category, our third quarter revenue grew by 41% over the similar period a year ago, largely due to increased revenues from Raytheon Company for three contracts related to the next generation Wide Area Augmentation System (WAAS) program.  Hardware deliveries to Raytheon Company contributed almost $1.8 million to our third quarter 2004 revenues,” continued Ladd.  “These sales reflect our leadership in GPS-based ground infrastructure in support of future air traffic control systems.”

“Geomatics revenue in the third quarter of 2004 decreased slightly over the similar period a year ago, primarily due to the negative impact on our revenues of the weaker US dollar,” concluded Ladd.

“We view the third quarter of 2004 as a particularly strong quarter for NovAtel from a financial performance perspective,” commented Werner Gartner, NovAtel’s Executive Vice President and CFO.  “A number of factors, particularly increased revenue, including the aviation hardware shipments, and higher gross margins as a percentage of revenue contributed to net income of CDN $2.9 million for the third quarter of 2004.”

“In addition, the strong operating results allowed us to continue to strengthen our balance sheet.  We generated positive operating cash flow for the twelfth consecutive quarter and increased our cash/short-term investments balance to over $21 million as of October 2nd,” concluded Gartner.

The Company is revising its previously issued guidance for the full year 2004 to reflect the results of the first nine months of 2004.  The Company is currently forecasting revenue of CDN $51.0 to $53.0 million, compared to earlier guidance of between CDN $49 and $50.5 million; and net income of CDN $8.0 to $8.8 million, compared to earlier guidance of between CDN $6.0 and $6.5 million.  This guidance assumes that the US dollar relative to the Canadian dollar remains at current levels of approximately $1.22 Canadian dollar per US dollar.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended		Nine months ended
	Oct. 2, 2004	Sep. 28, 2003	Oct. 2, 2004	Sep. 28, 2003
Canadian dollar per US dollar	$1.327	$1.380	$1.332	$1.450

(1)The third quarter 2004 ended on October 2, 2004, based on the company’s general practice, subject to timing constraints, of closing interim quarters on the Saturday closest to the calendar quarter end (September 30, 2004).  The third quarter 2004 included 94 days of operating activities, compared to 91 days in the third quarter of 2003.

* * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; the recent shipments to Raytheon Company; Point, Inc.; and the Company’s outlook for the remainder of 2004.

The Company will have a conference call today at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 888-334-7880 (North America) or 416-695-9722 (International).  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until November 4, 2004 by dialing 1-866-518-1010 (North America) or 416-695-5275 (International), or until January 15, 2005 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-

precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of Point, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, U.S. dollar to Canadian dollar exchange rate fluctuations, actions by governmental authorities,  and other factors described in our Form 20-F and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS
(in Canadian $ thousands)

(Unaudited)

	Oct. 2, 2004	Dec. 31, 2003
ASSETS

Current assets:
Cash and short term investments	$21,081	$13,000
Accounts receivable	7,299	6,383
Related party receivables	1,439	1,081
Related party notes receivable	1,683	1,721
Inventories	4,851	4,782
Prepaid expenses and deposits	359	357
Total current assets	36,712	27,324

Capital assets	3,800	3,700
Intangible assets	2,187	1,991
Deferred development costs	2,485	2,557
Total assets	$45,184	$35,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$8,114	$5,868
Related party payables	448	935
Notes payable	1,683	1,721
Deferred revenue	698	312
Provision for future warranty costs	513	410
Capital lease obligations – current portion	1	100
Total current liabilities	11,457	9,346

Deferred gain on sale/leaseback of capital assets	481	567
Related party payables – long-term portion	102	212
Total liabilities	12,040	10,125

Shareholders’ equity:
Capital stock	37,615	37,012
Contributed surplus	528	13
Deficit	(4,999)	(11,578)
Total shareholders’ equity	33,144	25,447
Total liabilities and shareholders’ equity	$45,184	$35,572

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian $ thousands, except per share data)
(Unaudited)

	Three months ended		Nine months ended
	Oct. 2, 2004	Sep. 28, 2003	Oct. 2, 2004	Sep. 28, 2003
Revenues:
Product sales	$12,743	$9,172	$35,194	$22,222
NRE fees	1,034	1,752	4,367	5,115
Total revenues	13,777	10,924	39,561	27,337

Cost of sales:
Cost of product sales	4,763	4,155	13,884	10,321
Cost of NRE fees	646	842	2,418	2,605
Total cost of sales	5,409	4,997	16,302	12,926

Gross profit	8,368	5,927	23,259	14,411

Operating expenses:
Research and development	2,394	2,095	6,830	5,185
Selling and marketing	1,485	1,376	4,533	3,790
General and administration	1,325	1,175	3,935	3,038
Share offering costs	20	—	742	—
Total operating expenses	5,224	4,646	16,040	12,013

Operating income	3,144	1,281	7,219	2,398

Interest income, net	87	48	195	146
Other income (expense)	(342)	(28)	(327)	(434)

Income from continuing operations before income taxes	2,889	1,301	7,087	2,110

Provision for income taxes	18	14	52	35

Net income from continuing operations	2,871	1,287	7,035	2,075

Income (loss) from discontinued operations	—	372	—	344

Net income	$2,871	$1,659	$7,035	$2,419

Net income per share (basic)
Continuing operations	$0.36	$0.17	$0.88	$0.27
Discontinued operations	0.00	0.05	0.00	0.04
Net income per share (basic)	$0.36	$0.22	$0.88	$0.31

Weighted average shares outstanding (basic)	8,069	7,696	8,033	7,690

Net income per share (diluted)
Continuing operations	$0.33	$0.16	$0.82	$0.26
Discontinued operations	0.00	0.05	0.00	0.04
Net income per share (diluted)	$0.33	$0.21	$0.82	$0.30

Weighted average shares outstanding (diluted)	8,584	8,017	8,562	7,957